UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WillScot Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

971375 126

(CUSIP Number)

Double Eagle Acquisition LLC

2121 Avenue of the Stars, Suite 2300

Los Angeles, CA 90067

(310) 209-7280

Copy to:

Joel L. Rubinstein, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971375 126

1	Names of Reporting Persons. Double Eagle Acquisition LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,553,125 shares (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,553,125 shares (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,125 shares (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.8% (3)

14	Type of Reporting Person (See Instructions) OO

(1)         Consists of 1,553,125 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of WillScot Corporation (the “Issuer”) that were released from escrow to Double Eagle Acquisition LLC (the “Sponsor”) pursuant to the terms of the Earnout Agreement (the “Earnout Agreement”) that was entered into by and among the Issuer, Sapphire Holding S.à r.l., the Sponsor and Harry E. Sloan (“Sloan”) on November 29, 2017 in connection with the consummation of that certain business combination and other transactions (the “Business Combination”). Jeff Sagansky is the managing member of the Sponsor and therefore may be deemed to share beneficial ownership of the securities held by the Sponsor. Pursuant to the terms of the Earnout Agreement, a release of shares of Class A Common Stock from escrow was triggered on January 19, 2018 by the closing price of the shares of Class A Common Stock on the Nasdaq Stock Market exceeding $12.50 per share for 20 out of 30 trading days.

(2)         Excludes an additional 3,231,250 shares of Class A Common Stock, which were deposited into escrow by the Sponsor at the closing of the Business Combination and will be released in accordance with the terms of the Earnout Agreement and the Escrow Agreement (as defined below). While such shares are held in escrow, the Sponsor does not have the ability to transfer or vote such shares. Also excludes 3,637,500 shares of Class A Common Stock underlying 7,275,000 Private Placement Warrants (as defined below), each exercisable to purchase one share of Class A Common Stock at $5.75 per half-share ($11.50 per whole share). Pursuant to the terms of the Earnout Agreement, the Private Placement Warrants are not transferable or exercisable for 12 months following the closing of the Business Combination, or November 29, 2018.

(3)         Based on 84,644,774 shares of Class A Common Stock outstanding as of December 21, 2017 as disclosed in the Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 21, 2017.

CUSIP No. 971375 126

1	Names of Reporting Persons. Jeff Sagansky

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,553,125 shares (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,553,125 shares (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,125 shares (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.8% (3)

14	Type of Reporting Person (See Instructions) IN

(1)         Consists of 1,553,125 shares of Class A common stock of the Issuer that were released from escrow to the Sponsor pursuant to the terms of the Earnout Agreement. Mr. Sagansky is the managing member of the Sponsor and therefore may be deemed to share beneficial ownership of the securities held by the Sponsor. Pursuant to the terms of the Earnout Agreement, a release of shares of Class A Common Stock from escrow was triggered on January 19, 2018 by the closing price of the shares of Class A Common Stock on the Nasdaq Stock Market exceeding $12.50 per share for 20 out of 30 trading days.

(2)         Excludes an additional 3,231,250 shares of Class A Common Stock, which were deposited into escrow by the Sponsor at the closing of the Business Combination and will be released in accordance with the terms of the Earnout Agreement and the Escrow Agreement (as defined below). While such shares are held in escrow, the Sponsor does not have the ability to transfer or vote such shares. Also excludes 3,637,500 shares of Class A Common Stock underlying 7,275,000 Private Placement Warrants (as defined below), each exercisable to purchase one share of Class A Common Stock at $5.75 per half-share ($11.50 per whole share). Pursuant to the terms of the Earnout Agreement, the Private Placement Warrants are not transferable or exercisable for 12 months following the closing of the Business Combination, or November 29, 2018.

(3)         Based on 84,644,774 shares of Class A Common Stock outstanding as of December 21, 2017 as disclosed in the Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 21, 2017.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and restates, where indicated, the statement on Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 8, 2015 (the “Initial Schedule”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule.

This Amendment No. 1 is being made to reflect changes in beneficial ownership as a result of certain transactions effected in the Issuer’s Common Stock. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons on the Initial Schedule.

Item 1. Security and Issuer.

The class of equity securities to which this Amendment No. 1 relates is the Class A common stock, par value $0.0001 per share (the “Common Stock”), of WillScot Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 901 S. Bond Street, Suite 600, Baltimore, Maryland.

Item 2. Identity and Background.

Item 2 of the Initial Schedule is hereby amended and restated as follows:

(c) Double Eagle Acquisition LLC (the “Sponsor”) was formed for the purpose of investing in and holding the securities of Double Eagle Acquisition Corp., the Issuer’s predecessor company (“Double Eagle”). Jeff Sagansky is the managing member of the Sponsor and is a director of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

Founder Shares

On July 1, 2015, the Sponsor purchased 12,218,750 Class B ordinary shares (the “Founder Shares”) of Double Eagle pursuant to the terms of the Securities Subscription Agreement with Double Eagle, dated July 1, 2015, for an aggregate purchase price of $25,000 or approximately $0.0002 per share of Double Eagle. On July 29, 2015, the Sponsor transferred an aggregate of 6,109,375 Founder Shares to Harry E. Sloan (“Sloan”) for a purchase price of $12,500 (the same per-share purchase price initially paid by the Sponsor).  On August 27, 2015, the Sponsor and Sloan transferred an aggregate of 25,000 Founder Shares on a pro rata basis to each of Double Eagle’s independent directors (the “independent directors”) at the original purchase price and Sloan transferred 665,500 Founder Shares to the Sponsor.  On September 10, 2015, Double Eagle effected a share capitalization of approximately .129 shares for each outstanding founder share, resulting in the Sponsor, Sloan and the independent directors holding an aggregate of 13,800,000 Founder Shares.  Following the consummation of Double Eagle’s initial public offering (the “IPO”) on September 16, 2015, an aggregate of 1,300,000 of the Founder Shares (consisting of 1,271,771 shares held by the Sponsor, 18,524 shares held by Sloan and an aggregate of 9,705 shares held by the independent directors) were surrendered to Double Eagle for no consideration as a result of the partial exercise by the underwriters of their over-allotment option, resulting in the Sponsor owning 6,337,500 Founder Shares.

Private Placement Warrants

Simultaneously with the closing of the IPO, Double Eagle completed the private sale of 19,500,000 warrants (the “Private Placement Warrants”) at a purchase price of $0.50 per private placement warrant, to the Sponsor, Sloan and the independent directors, for an aggregate purchase price of $9,750,000, pursuant to the terms of the Private Placement Warrants Purchase Agreement entered into between Double Eagle, the Sponsor, Sloan and the independent directors on September 10, 2015. The Sponsor purchased 7,275,000 Private Placement Warrants in the offering. In connection with the consummation of the Business Combination (as defined below), the Private Placement Warrants automatically became warrants in respect of the Issuer’s Common Stock.

Business Combination

On August 21, 2017, Double Eagle entered into a stock purchase agreement (as amended, the “Stock Purchase Agreement”) with Williams Scotsman Holdings Corp., our wholly owned subsidiary (the “Holdco Acquiror”), Algeco

Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”) and Algeco Scotsman Holdings Kft., a Hungarian limited liability company (together with Algeco Global, the “Sellers”), pursuant to which the Holdco Acquiror agreed to purchase from the Sellers all of the issued and outstanding shares of common stock of Williams Scotsman International, Inc., a Delaware corporation (the transactions contemplated by the Stock Purchase Agreement, the “Business Combination”).

In connection with the consummation of the Business Combination on November 29, 2017 (the “Closing Date”), Double Eagle deregistered as an exempted company in the Cayman Islands and domesticated as a Delaware corporation and changed its name to “WillScot Corporation,” which is the Issuer.

Founder Shares Conversion

On the Closing Date, the Founder Shares automatically converted on a one-for-one basis into shares of Common Stock pursuant to the terms of the Issuer’s Certificate of Incorporation. The holders of the Founder Shares entered into a wavier agreement dated as of the Closing Date (the “Waiver Agreement”), pursuant to which such holders agreed to waive their conversion adjustment rights with respect to any shares of Common Stock issuable pursuant to such adjustment in excess of 12,500,000 Common Stock pursuant to such conversion. The foregoing description of the Waiver Agreement is qualified in its entirety by reference to the Waiver Agreement which is attached hereto as Exhibit 1.

Earnout Agreement and Escrow Agreement

Upon the closing of the Business Combination, 6,337,500 Founder Shares owned by the Sponsor and 6,087,500 Founder Shares owned by Sloan (an aggregate of 12,425,000 Founder Shares) were placed into escrow and are subject to certain transfer restrictions for a period of up to three years following the Closing Date, pursuant to the terms of that certain Earnout Agreement, dated as of November 29, 2017, by and among the Company, Sapphire Holdings S.à r.l (“Sapphire Holdings”), the Sponsor and Sloan (the “Earnout Agreement”) and that certain Escrow Agreement, dated as of November 29, 2017, by and among the Company, Sapphire Holdings, the Sponsor, Sloan and Continental Stock Transfer & Trust Company, as escrow agent. These shares may not be voted or disposed of while in escrow.

In addition, pursuant to the terms of the Earnout Agreement, 7,275,000 Private Placement Warrants owned by the Sponsor and 7,275,000 Private Placement Warrants owned by Sloan (an aggregate of 14,550,000 Private Placement Warrants) are subject to transfer restrictions until November 29, 2018, among other terms, and may not be exercised until the expiration of such restrictions under the Earnout Agreement.

Pursuant to the terms of the Earnout Agreement, a release of 6,212,500 shares of Common Stock from escrow was triggered on January 19, 2018 by the closing price of the shares of Common Stock on Nasdaq exceeding $12.50 per share for 20 out of 30 trading days. The Sponsor received 1,553,125 of such shares of Common Stock released from escrow.

The foregoing descriptions of the Earnout Agreement and the Escrow Agreement are qualified in their entirety by reference to the Earnout Agreement and the Escrow Agreements which are attached hereto as Exhibits 2 and 3.

Registration Rights Agreement

In connection with the closing of the Business Combination, the Company, Sapphire Holdings, Algeco/Scotsman S.à r.l. (“A/S Holdings”), the Reporting Persons and certain other parties named on the signature pages thereto, entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) that amends and restates that certain registration rights agreement, dated September 10, 2015, by and among Double Eagle, the Reporting Persons and certain other initial investors and provides such initial investors, Sapphire Holdings and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of Common Stock owned by each holder, until such shares cease to be “Registrable Securities” as defined in the Registration Rights Agreement. The Registration Rights Agreement provides each of Sapphire Holdings, A/S Holdings and certain of the initial investors (the “Initiating Holders”) the right to request an unlimited number of demands, at any time following the closing of the Business Combination and customary shelf registration rights, subject to certain conditions. In addition, the agreement grants each of Sapphire Holdings, A/S Holdings and the Initiating Holders, piggyback registration rights with respect to registration statements filed subsequent to the closing of the Business Combination. The Issuer is responsible for all Registration Expenses (as defined in the Registration Rights Agreement) in connection with any demand, shelf or piggyback registration by any of Sapphire Holdings, A/S Holdings or the Initiating Holders. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 4.

Plans or Proposals

Other than in connection with the Business Combination that was consummated on November 29, 2017, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of this Amendment No. 1; provided that the Reporting Persons may, at any time and from time to time, review or reconsider their positions with respect to the Issuer and reserve the right to change, formulate and/or develop such plans or proposals.

Item 5. Interests of Securities of the Issuer.

(a) The information contained on the cover pages to this Statement is incorporated herein by reference.

(b) The information contained on the cover pages to this Statement is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Amendment No. 1, the Reporting Persons have not engaged in any transaction during the past 60 days involving securities of the Issuer.

(d) None.

(e) As a result of the deposit of Founder Shares into the escrow account as described in Item 4 – “Earnout and Escrow Agreements,” on November 29, 2017, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is incorporated by reference herein, as applicable.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit No.	Description
1*	Waiver Agreement, dated November 29, 2017, among Double Eagle, the Sponsor and the other parties signatory thereto.

2

Earnout Agreement, dated November 29, 2017, by and among the Company, Sapphire Holdings, the Sponsor and Harry E. Sloan (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 001-37552) filed with the SEC on December 5, 2017).

3

Escrow Agreement, dated November 29, 2017, by and among the Company, Sapphire Holdings, the Sponsor, Harry E. Sloan and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 001-37552) filed with the SEC on December 5, 2017).

4

Amended and Restated Registration Rights Agreement, dated as of November 29, 2017, by and among the Company, Sapphire Holdings, A/S Holdings and the other parties named therein (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 001-37552) filed with the SEC on December 5, 2017).

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2018

Double Eagle Acquisition LLC

/s/ Jeff Sagansky
By: Jeff Sagansky
Title: Managing Member

/s/ Jeff Sagansky
Jeff Sagansky

WAIVER AGREEMENT

This WAIVER AGREEMENT (this “Waiver Agreement”) is entered into as of November 29, 2017, between Double Eagle Acquisition Corp., a Cayman Islands exempted company (the “Company”), Double Eagle Acquisition LLC, a Delaware limited liability company (the “Sponsor”) and each holder (each, a “Class B Holder” and, collectively, the “Class B Holders”) of the issued and outstanding Class B ordinary shares of the Company, par value $0.0001 per share (the “Class B Ordinary Shares”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Stock Purchase Agreement (as defined below).

WHEREAS, the Class B Holders own an aggregate of 12,500,000 Class B Ordinary Shares.

WHEREAS, on August 21, 2017, the Company entered into a Stock Purchase Agreement (as amended, the “Stock Purchase Agreement”) with Williams Scotsman Holdings Corp., a Delaware corporation and a wholly owned subsidiary of the Company (the “Holdco Acquiror”), Algeco Scotsman Global S.à r.l. and Algeco Scotsman Holdings KFT, pursuant to which the Holdco Acquiror will, subject to the terms and conditions contained therein, acquire all of the issued and outstanding shares of common stock of Williams Scotsman International, Inc. (the transactions contemplated by the Stock Purchase Agreement, the “Business Combination”);

WHEREAS, in connection with the consummation of the Business Combination, the Company will enter into that certain Subscription Agreement, to be dated as of the date hereof, pursuant to which the investor named therein will purchase up to an aggregate of $500 million of shares of Class A common stock, par value $0.0001 per share (“WSC Class A Common Stock”) of the post-Business Combination company, which funds will be used to finance part of the Business Combination.

WHEREAS, Article 4.2 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) provides that, on the first business day following the consummation of the Business Combination, each Class B Ordinary Share will automatically convert on a one-for-one basis into Class A Shares; provided that, if, in connection with the consummation of the Business Combination, additional Class A Shares are issued in excess of the amount of Class A Shares issued in the Company’s initial public offering, the ratio at which the Class B Ordinary Shares shall convert into Class A Shares will be adjusted so that the number of Class A Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of Shares (as defined in the Charter) outstanding immediately following the consummation of the Business Combination, excluding any Shares issued, or to be issued, to any seller in the Business Combination and any Private Placement Warrants (as defined in the Charter) issued upon conversion of loans made to the Company by the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers or directors (the “Conversion Rights Provision”);

WHEREAS, under the Charter, the Business Combination will trigger the Conversion Rights Provision; and

WHEREAS, in connection with the Business Combination, the parties hereto desire that each Class B Holder irrevocably waives its rights under Article 4.2 of the Charter with respect to any additional Class A Shares otherwise issuable upon conversion pursuant to the Conversion Rights Provision in excess of 12,500,000 Class A Shares (the “Excess Shares”).

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as follows:

Section 1. Waiver.

(a) Each Class B Holder hereby irrevocably and unconditionally relinquishes and waives (the “Waiver”) any and all rights, title and interest such Class B Holder has or will have under Article 4.2 of the Charter to receive Excess Shares upon conversion of the Class B Ordinary Shares in connection with the closing of the Business

Combination.

(b) Each Class B Holder acknowledges and agrees that, to the extent such Class B Holder receives any Excess Shares as a result of any conversion of Class B Ordinary Shares, such Class B Holder shall surrender such shares to the Company for cancellation, and no consideration shall be payable to such Class B Holder in connection therewith.

Section 2. Successors and Assigns. The parties hereto acknowledge and agree that the terms of this Waiver Agreement are binding on and shall inure to the benefit of such party’s beneficiaries, heirs, legatees and other statutorily designated representatives. Each Class B Holder also understands that this Waiver Agreement, once executed, is irrevocable and binding, and if a Class B Holder transfers, sells or otherwise assigns any Class B Ordinary Shares held by it as of the date of this Agreement, the transferee of such Class B Ordinary Shares shall be bound by the terms of this Waiver Agreement as if such transferee were a party hereto. Any Class B Holder that desires to transfer, sell or otherwise assign any Class B Ordinary Shares shall, in addition to any other existing obligations or restrictions applicable to such proposed transfer, sale or assignment that may exist, provide the proposed transferee with a copy of this Waiver Agreement and obtain from such proposed transferee a written acknowledgment that such proposed transferee acknowledges and agrees to the Waiver and the other matters set forth in this Waiver Agreement.

Section 3. Authorization; Enforcement. Each of the parties hereto represents that (a) it has the requisite corporate power or legal capacity, as applicable, and authority to enter into, deliver and perform its obligations under this Waiver Agreement, (b) this Waiver Agreement has been duly authorized, executed and delivered by such party and (c) this Waiver Agreement is enforceable against it in accordance with its terms.

Section 4. Effect of this Waiver Agreement on Charter. The Charter, as affected hereby, shall remain in full force and effect. The Waiver contained in this Waiver Agreement shall not constitute a waiver of any other provision of the Charter, except as expressly provided herein with respect to Article 4.2.

Section 5. Counterparts. This Waiver Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 6. Governing Law; Venue; Waiver of Jury Trial.

(a) This Waiver Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Waiver Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Waiver Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

(b) THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT IN THE STATE OF DELAWARE, THE DELAWARE COURT OF CHANCERY AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS WAIVER AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS WAIVER AGREEMENT AND IN RESPECT OF THE BUSINESS COMBINATION CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS WAIVER AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND

DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN SUCH MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS WAIVER AGREEMENT OR THE BUSINESS COMBINATION CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS WAIVER AGREEMENT OR THE BUSINESS COMBINATION CONTEMPLATED BY THIS WAIVER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS WAIVER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Waiver Agreement as of the date first written above.

DOUBLE EAGLE ACQUISITION CORP.

By:	/s/ Jeff Sagansky
Name: Jeff Sagansky
Title: President and Chief Executive Officer

DOUBLE EAGLE ACQUISITION LLC

By:	/s/ Jeff Sagansky
Name: Jeff Sagansky
Title: Managing Member

HARRY E. SLOAN

/s/ Harry E. Sloan

DENNIS A. MILLER

/s/ Dennis A. Miller

JAMES M. MCNAMARA

/s/ James M. McNamara

FREDRIC D. ROSEN

/s/ Fredric D. Rosen

SARA L. ROSEN TRUST

By:	/s/ Fredric D. Rosen, Trustee
Name: Fredric D. Rosen
Title: Trustee

SAMUEL N. ROSEN 2015 TRUST

By:	/s/ Fredric D. Rosen, Trustee
Name: Fredric D. Rosen
Title: Trustee